FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica — Performance Share Plan 2006	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
In accordance with Article 47 of Royal Decree 1362/2007 of October 19, and Article 82 of the Spanish Stock Market Act, (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby discloses the following
RELEVANT INFORMATION
Pursuant to the general terms and conditions of the Performance Share Plan approved by the Company’s General Shareholders’ Meeting held on 21 June 2006, the Board of Directors of TELEFÓNICA, S.A., at its meeting held on 27 July 2011, has determined that, in accordance with the Total Share Return (“TSR”) on the share of TELEFÓNICA, S.A in relation to the TSR experienced by the companies’ shares comprising the FTSE Global Telecoms Index during the third cycle of the plan, the applicable ratio to determine the shares to be allocated shall be 97.8%.
In accordance with the above, it is attached as Schedule I, the breakdown of the shares to be delivered in the third cycle of the Plan to each of its beneficiaries who are Directors or Executive Officers of the Company.
Likewise, at the General Shareholders’ Meeting held on 18 May 2011, a new long-term incentive plan was approved aimed at members of the Executive Team of the Telefónica Group (including Executive Directors). Under this Performance & Investment Plan (“PIP”), shares of TELEFÓNICA, S.A. shall be delivered to participants, on compliance with stated requirements and conditions, as a form of variable remuneration. In addition, this General Shareholders’ Meeting approved the maximum number of possible shares to be received by the Executive Directors, in the event of fulfilment of the Co-investment requirement established on the Plan and of maximum achievement of the TSR objective in each cycle.
According to the above, and after the agreement of the Board of Directors at its meeting held on July 27, it is hereby attached the breakdown, included as Schedule II, that contains the theoretical number of shares assigned and the maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement established on the Plan and of maximum achievement of the TSR objective in each cycle, that would correspond to Executive Directors and other members of the Executive Committee.
Madrid, July 29, 2011.

SCHEDULE I
Shares to be delivered to Directors and Executive Officers who are beneficiaries of the Performance Share Plan
(Third cycle 2008-2011)
I.- Executive Directors.

	Number of shares to be
First name and surname	delivered	% of share capital

Mr. César Alierta Izuel	145,544	0.003%
Mr. Julio Linares López	99,233	0.002%
Mr. José María Álvarez- Pallete López	66,155	0.001%
II. - Executive Officers.

	Number of shares to be
First name and surname	delivered	% of share capital

Mr. Guillermo Ansaldo Lutz	59,539	0.001%
Mr. Matthew Key*	97,444	0.002%
Mr. Santiago Fernández Valbuena	66,155	0.001%
Mr. Luis Abril Pérez	30,799	0.001%
Mr. Calixto Ríos Pérez *	15,147	0.000%
Mr. Ramiro Sánchez de Lerín García- Ovies	30,293	0.001%

*
It is stated that the number of shares delivered to the beneficiary is lower than the number of shares allotted included in the table, because the number of shares equivalent to the amount to be withheld for tax purposes in the case of Spanish tax residents has been deducted from the total amount of shares allotted.

SCHEDULE II
List of Directors and Executive Officers who are beneficiaries of the
Performance & Investment Plan
(First cycle / 2011-2014)
I.- Executive Directors.

	Theoretical		Maximum number of
First name and surname	shares assigned	% of share capital	shares(*)	% of share capital

Mr. César Alierta Izuel	249,917	0.005%	390,496	0.009%
Mr. Julio Linares López	149,950	0.003%	234,298	0.005%
Mr. José María Álvarez- Pallete López	79,519	0.002%	124,249	0.003%

*	Maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement and of maximum achievement of the TSR objective
II. - Executive Officers.

	Theoretical		Maximum number of
First name and surname	shares assigned	% of share capital	shares(*)	% of share capital

Mr. Guillermo Ansaldo Lutz	79,519	0.002%	124,249	0.003%
Mr. Matthew Key	79,519	0.002%	124,249	0.003%
Mr. Santiago Fernández Valbuena	79,519	0.002%	124,249	0.003%
Mr. Luis Abril Pérez	39,911	0.001%	62,361	0.001%
Mr. Ramiro Sánchez de Lerín García- Ovies	39,250	0.001%	61,328	0.001%

*	Maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement and of maximum achievement of the TSR objective

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 29th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors